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December 1, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attention: Jay Williamson

Re:	Oxford Resource Partners, LP

Amendment No. 2 to Preliminary Proxy Statement

on Schedule 14A Filed November 28, 2014

File No. 001-34815

Supplemental Response Letter

Dated November 28, 2014

Dear Mr. Williamson:

On behalf of Oxford Resource Partners, LP (the “Partnership”), we submit this letter confirming our telephonic discussion today with you regarding the Partnership’s Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement on Schedule 14A (File No. 001-34815), filed on November 28, 2014 in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission made in a letter dated November 26, 2014.

As previously noted in our response to comment 2 in your letter dated November 26, 2014, the Partnership hereby confirms that it has removed from the amended and restated limited partnership agreement included in Amendment No. 2 the proposed modifications previously included in Section 14.3(d)(iii) (“Approval by Limited Partners”) and Section 16.9(b)(i) and (ii) (“Applicable Law; Forum, Venue and Jurisdiction”). As a result, the Partnership confirms that these provisions remain unchanged from the Partnership’s existing limited partnership agreement and are not being modified as part of the transactions described in Amendment No. 2.

* * * * *

We appreciate the efforts of the Staff with respect to the Partnership’s preliminary proxy statement. The Partnership has attempted to satisfactorily resolve all of the comments of the Staff as described above.

U.S. Securities and Exchange Commission	Squire Patton Boggs (US) LLP
December 1, 2014
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Pursuant to your request, the Partnership has also executed a written statement acknowledging certain items referenced in the closing of your original letter dated November 6, 2014, which is attached hereto as Appendix A.

Please advise us if we can provide any further information or assistance to facilitate completion of your review. Please direct any questions regarding this response letter to the undersigned at (614) 365-2759 or aaron.seamon@squirepb.com.

Very truly yours,

/s/ Aaron A. Seamon

cc:	Daniel M. Maher, Oxford Resource Partners, LP

Appendix A

In response to the request by the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter to the Partnership dated November 6, 2014, through execution of this statement, the Partnership hereby acknowledges the following: (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OXFORD RESOURCE PARTNERS, LP

By:	/s/ Daniel M. Maher
Daniel M. Maher
Senior Vice President, Chief Legal Officer and Secretary

December 1, 2014

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